Exhibit 99.1

ASX/Media Release

Immutep Receives A$2.7 million R&D Tax Incentive from French Government

SYDNEY, AUSTRALIA – 23 September 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce it has received a €1,804,341 (~ A$2,693,046 ) research and development (R&D) tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive by which French companies conducting research and development activities in Europe can be reimbursed 30% of their eligible expenditure.

Immutep qualifies to receive the CIR tax incentive through its subsidiary Immutep S.A.S. due to the research and development conducted in its laboratory in France. The cash payment is provided in respect of expenditure incurred on eligible R&D activities conducted in the European Union in the 2021 calendar year. Immutep also qualifies for cash rebates from the Australian Federal Government’s R&D tax incentive program in respect of expenditure incurred on eligible R&D activities conducted in Australia.

The funds will be used to support the ongoing and planned global clinical development of eftilagimod alpha and the preclinical development of IMP761.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

This announcement has been authorised for release by the Chief Executive Officer, Marc Voigt.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889